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Legion M feature film with Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales and more


MY DEAD FRIEND ZOE

join.legionm.com/my-dead-friend-zoe Los Angeles CA

FIRST GOAL HIT
(You can still invest)

$145,555

reserved by 257 investors

INVEST
min $100

$ 0

INVEST

WATCH FOR UPDATES

INVESTMENT TERMS

120% of principal + 50% of backend profit

Waterfall Agreement

Investor Perks: $100, $1K, $5K, $15K, $50K

OVERVIEW UPDATES WHAT PEOPLE SAY 96 ASK A QUESTION 1 NEW

Highlights

1. FAN-FIRST MODEL: Investors recoup 120% of principal plus pro-rata share of 50% of the backend
2. ALIGNMENT: Invest alongside experienced film financiers with EXACT SAME ROI terms
3. We've got an incredible ALL-STAR CAST which includes:
4. Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales, Gloria Reuben & Utkarsh Ambudkar!
5. VISIONARY DIRECTOR: Kyle Hausmann-Stokes is a bronze-star veteran and award-winning filmmaker
6. PERKS: “Bucket-list” producer credits, tickets to the premiere, and production updates
7. PURPOSE: This is a chance to OWN a piece of an important film that will entertain and have an impact
8. LOYAL BUILT-IN AUDIENCE: America’s military-veteran community is 114 million strong

Our Team



Paul Scanlan Producer

Cofounder/CEO Legion M, Cofounder/President of Emmy Winning MobiTV, Executive Producer - The Man in the White Van, Nandor Fodor and the Talking Mongoose, You Can Call Me Bill, Archenemy and more.



Terri Lubaroff Producer

20+ years film/tv development and talent & lit management, entertainment lawyer, COO Meltdown Entertainment, Sr. VP Humble Journey Films w/deal at Paramount, film/TV/podcast/content writer/producer, master negotiator, movie lover.



Kyle Hausmann-Stokes Writer, Director and Producer

Award-winning director and writer US Army paratrooper, convoy commander, and was awarded the Bronze Star Graduate of USC's School of Cinematic Arts Co-founder of Veterans in Media & Entertainment https://www.kylehausmannstokes.com

SHOW MORE

THE MOVIE


MY DEAD
FRIEND ZOE
LEGION

MY DEAD FRIEND ZOE is a dark comedy drama feature film (feels like CODA, FIGHT CLUB, BOOKSMART, NEBRASKA) that is unlike any film about veterans we've seen before. At its core, it's a buddy film about a complicated friendship, a divided family, and the complex ways in which we process grief.

We have completed principal photography with our dream cast already which includes Academy Award winner Morgan Freeman (*The Shawshank Redemption*, *Million Dollar Baby*), four-time Academy Award-nominated Ed Harris (*Westworld, Apollo 13, Pollock*, etc), the dynamic starship captain Sonequa Martin-Green (*Star Trek: Discovery, The Walking Dead, Space Jam*, etc), the versatile and hilarious Natalie Morales (*No Hard Feelings, Language Lessons, Parks & Rec*, etc.) plus Golden Globe Award nominated Gloria Reuben (*ER*, *Lincoln*, *Mr. Robot*) and Utkarsh Ambudkar (*World's Best*, *Brittany Runs a Marathon*).

DEADLINE

Ed Harris, Sonequa Martin-Green & Natalie Morales Board Dark Veteran Dramedy 'My Dead Friend Zoe'

By Matt Grobar
May 17, 2023 9:30am



(L-R) Ed Harris, Sonequa Martin-Green and Natalie Morales
Getty/CBS/Catie Laffoon

DEADLINE

Morgan Freeman, Gloria Reuben & Utkarsh Ambudkar Board Veteran Dramedy 'My Dead Friend Zoe'

By Matt Grobar
June 27, 2023 11:32am



(L-R) Morgan Freeman, Gloria Reuben and Utkarsh Ambudkar
Nigel Parry/Rebecca Michelson/Chris Ryan Ross

Inspired by writer-director Kyle Hausmann-Stokes real life experiences with PTSD and the loss of his best soldier (not to war, but suicide), the script explores an important subject matter in a unique and refreshing manner—levity and magical realism—that is entertaining, apolitical and rife with social impact.

To learn more about this project, please check out the information below...

WHY WE LIKE THIS PROJECT


MDFZ is a
DARK COMEDY DRAMA
FEATURE FILM
that feels like
FIGHT CLUB
BOOKSMART
NEBRASKA
and tells a totally
unique story about
FRIENDSHIP
FAMILY
& VETERANS

Like every project, everything begins with the story and the team. MDFZ is a great script and an important story, and after working with Kyle for 10 months we think he's a rockstar. He's already directed an award-winning short film and a slew of viral videos and commercials for high profile partners. Plus we have seen what we captured on set in Oregon and Los Angeles in June and July and we are blown away. This is a young talent who is going places, and we're delighted to be the ones to help introduce him to a worldwide audience.

Aside from that, content about mental health is more topical and relevant than ever before. Festivals, streamers, and distribution partners give special consideration for films that provide impact in addition to entertainment. And with a hyper-loyal, built-in audience (America's military-veteran community is 114 million strong), the support of three of the nation's largest veteran organizations, and the Legion M community behind it, we believe MY DEAD FRIEND ZOE has potential to be a commercial, critical and cultural success.

Beyond the film's raw potential, we love that the story highlights veterans and female soldiers in a fresh way while delivering a strong social message about mental health and suicide. We've received positive feedback about the project from multiple buyers, and we are excited to get the movie made.

- Click here to see the award winning short that the feature film is based on.

OUR ABSOLUTE DREAM CAST

To say we are happy with the cast would be an understatement. The caliber of this all star team is a genuine reflection of the quality of the script and the story and we are moved by the profound engagement to the story each of our cast members has.

Attaching Morgan Freeman to play the role of Dr. Cole, the leader of Merit's court-ordered therapy group is a huge win for the project. Mr. Freeman (who is an Air Force Veteran himself) responded to the script, and believes in the purpose. And having one of the best-known actors on the planet is a huge boon to the sales potential of our indie film.

> *"We are honored to support Kyle's vision and bring attention to the mental health challenges facing our nation's veterans. This is an amazing package — from the script and cast to the director and producers, we believe in the potential of this team and this film."*
>
> 
>
> **Ray Maiello**
> Cofounder Radiant Media Studios - $700K Equity Investor
> Former Director of Business Affairs at Netflix
> Former VP at Paramount Pictures

ONCE IN A LIFETIME PERKS

An investment in MY DEAD FRIEND ZOE not only holds the potential for financial upside, but we are also able to offer some exclusive, very cool, once-in-a-lifetime perks, enabling you to enjoy unique experiences that you don't get with most other investments.

- FINANCIER: Investments of $100+ name included in the FINANCIER portion of the credits.
- GOLD FINANCIER: Investment of $1,000+, one script signed by the writer/director, name included in the GOLD FINANCIER portion of the credits.
- PLATINUM FINANCIER: Investment of $5,000+, one script signed by the writer/director, name included in the PLATINUM FINANCIER portion of the credits.
- TITANIUM FINANCIER: Investment of $15,000+, one script signed by the writer/director, name included in the TITANIUM FINANCIER portion of the credits, 2 tickets to the red carpet premiere.
- ASSOCIATE PRODUCER: Investment of $50,000+, one script signed by the writer/director, 2 tickets to the red carpet premiere, and one Associate Producer credit, on-screen, in the end credit roll.

RISK VS. REWARD

Entertainment is a "hit-driven business", which means that it's impossible to predict whether a movie will make money or not. There are plenty of examples of small-budget films that did huge things at the box office, but it's important to balance that with the knowledge that many films struggle to get distribution at all. Most independent films lose money, which is why you should never invest money you can't afford to lose.


BUILT IN
AUDIENCE

That said, while every film is a roll of the dice, we believe there are ways to influence the odds:

1. Keep the budget low. Every dollar spent on production generally requires $2-$3 in box office to break even. Keeping the budget as low as possible makes the bar for success easier to clear. With a budget of less than $5M, we believe MY DEAD FRIEND ZOE is in a range that offers our best shot at success.

2. Attach talent. Getting recognizable faces and proven talent attached is one of the best known ways to reduce risk in Hollywood. With Morgan Freeman, Ed Harris, Sonequa Martin-Green, and Natalie Morales as our leads, we believe we've got a cast that can enable the film to break through.
3. Have a built-in audience. This is our ace in the hole. Most films start out with nothing, and need to build an audience from scratch. We begin with not just the Legion M community (one of the largest equity crowdfunded communities in the world), but also the worldwide community of military veterans. This is a story with both power and impact, and we believe we can unite these two communities to get the word out and give this film a shot at breakout success.

In addition to the commercial risk (i.e. can a film become a "hit"), it's also important to acknowledge that there are other risks inherent in filmmaking. This includes financing risk (i.e. what if we're not able to raise all the money we need?), production risk (i.e. what if problems in production prevent us from completing the film?), and more (i.e. pandemics, strikes, macroeconomic calamities, etc).

The good news is that in this case we've already secured the funds needed to finish the film and we completed principal photography right before the start of the strike so some of the risks have been removed but not all.

Alas, with risk comes potential for reward. Legion M, Kyle, and everyone involved with this project are investing our time, money, and passion because we believe this is a film with potential to make money and change the world. If you can bear the risk and want to join us, we'd love for you to be a part of it.

This investment opportunity is a response to the strong interest shown by many of our community to make a direct investment into this special project. The capital we raise will help us settle bridge loans we took out to make the film and cut down on interest payments.



BUDGET, TAX REBATE & MONETIZATION

Operating on a streamlined independent budget, our tight indie approach is perfect for making a top-notch, high quality professional film without the crazy cash usually splashed around by Hollywood.

The budget has been carefully crafted with several goals in mind:

- to attract premium casting;
- to take advantage of the generous state/province tax rebates (Oregon);
- to maintain the highest possible production value; and
- to keep the budget low enough that it will increase the likelihood of an optimal sales/acquisition with follow-on profitability

The current path aims to maintain a modest budget with an outsized cast (Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales plus the supporting roles). Shooting most of the film in Oregon will yield us a healthy tax rebate back to the production.

FAN-FIRST TERMS

While Hollywood has a reputation for fast-talking producers taking advantage of starry-eyed investors, Legion M – a company OWNED BY FANS – seeks to change that. We've structured this deal to utilize FAN-FIRST-FINANCING, with the goal of providing transparent accounting and a structure that aligns the interests of investors with those of other stakeholders.

- Prior to opening of this offering Legion M secured signed agreements from large investors with the EXACT SAME ROI terms being offered to investors in this offering. This means that even the smallest investors making the minimum investment are treated the same as the other large investors participating as equity investors.
- If necessary, both Legion M and writer/director/producer Kyle Hausmann-Stokes have agreed to defer some or all of their fees if its required to finish the film. You are willing to take a risk on this film, and so are we.

We can't take the risk out of making movies, but with FAN-FIRST-FINANCING at least you know your interests are being looked out for by a company that's built it's reputation on taking care of fans.



PRODUCTION STATUS AND TIMING

MDFZ is already well into production! We completed principal photography on July 11th and are now officially in post-production. We were extremely fortunate to complete filming just before the Screen Actors Guild (SAG) strike commenced.

Plus we added Morgan Freeman and came in on schedule and on budget! So far so good—and we're really looking to keep the momentum going into the next phase.

We're pivoting straight into post-production where we are happy to report that we have attached an Emmy Award-winning editor of one of the most popular shows out there and will be announcing details in the coming weeks. Kyle and our editor are already vibing and hard at work in the edit bay.

HOW DOES THE FILM MAKE MONEY?

Films like this have potential to earn revenue from one or more means of *distribution*, including festivals, theater tickets, DVD/Blu-Ray, Video On Demand, streaming, and more. The means of distribution can vary – some films employ a traditional release strategy that includes theaters, DVDs, VOD, streaming, etc. whereas another may go directly to a streaming service like Netflix, AppleTV, or Roku. Some films don't get distribution at all.

Our goal for the project will be to license the film to one or more distributors who will be responsible for distributing the film in one or more regions (e.g. a country like the USA or a territory like South America) over a specified period of time (e.g. 10 years). The distributor's job is to make as much money from the film as possible. In return they keep a cut of any revenue they earn (and recoup any out of pocket expenses they incur in promoting it) before paying the remainder to us.

HOW IS MONEY DISTRIBUTED?

All revenue earned by the film is collected by a 3rd party Collection Account Manager (CAM) which is responsible for delivering it to stakeholders according to the "waterfall". The complete waterfall can be found in the Exhibit 1 of the Investment Agreement, and is summarized below.

Revenue earned by the film is distributed in the following priority order:

- First, any 3rd party expenses, fees, residuals, etc. that need to be taken off the top before revenue can be distributed to stakeholders
- Next, to paying off of any debt or deferrals incurred by the production (including, if any, senior debt and/or deferred producer/directing fees)
- Next, to equity investors (including investors in this offering) until they have received 120% of their investment amount.
- Next to talent for any box office bonuses, etc.
- Anything left over is considered "Net Profits", and is allocated on a pro rata, pari passu basis, with 50% going to the Investors (including the investors in this offering) and the other 50% going to producers, talent, and those responsible for making the film.



WHEN DOES THE INVESTMENT END?

There are a very broad range of outcomes for an investment like this. Some films are "bought" in a single transactions, while others generate revenue in perpetuity (and some don't earn any revenue at all). No matter what happens, your stake in the project lasts for as long as we own the project. If the project is ever sold or transferred, any money generated by the sale/transfer will be treated and distributed just like any other revenue generated by the project.

BOTTOM LINE

It's a rare opportunity to be a part of an artistic endeavor that can make an impact. This film is going to help people; especially military veterans, their families and anyone that has a connection to mental health, or suicide.

We've also done everything we can to position this project for financial success. By keeping the budget tight, securing a top-tier cast, and aligning with large communities that can serve as a springboard for the film, we believe we've positioned this project to be not just a critical success, but also a financial one.

Thank you again for your incredible support and trust and for considering this opportunity. We're so grateful to be on this exciting journey together to create exceptional entertainment that brings important topics to the forefront, touching lives and making a difference.


Dedicated to
COLONEL STOKES
"GRANDPA"
PFC BORIS "CHILE VERDE" VENTURA
1987 - 2018

LEGION M IS THE FIRST ENTERTAINMENT COMPANY BUILT TO BE OWNED BY...YOU

Why?

Because you, and all of us just like you, are the source of power in the entertainment industry. We're the ones that decide decide what to watch and pay for the tickets. Collectively we fuel a multi-trillion dollar global industry and make studios like Disney and Warner Bros. some of the most valuable companies on the planet.

What if we could combine our power to benefit from the value we create?

Legion M was founded because we saw a once-in-a-lifetime opportunity to give YOU a voice and a stake in the entertainment industry. We're using disruptive new securities laws to unite one million fans as shareholders of the company and create a massive grassroots audience — a Legion of fans — with potential to reshape the future of Hollywood!

With over 40,000 investors Legion M is one of the largest equity crowdfunding communities of all-time. And with more than 10,000 investors in our lastest offering, we're growing faster than we ever have before.

JOIN LEGION M

****Read the Offering Circular (**https://bit.ly/r9-oc**) and risks (**https://bit.ly/r9-risks**) related to the offering before investing in Legion M. Legion M's Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. Early stage investments like Legion M are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment.

FAQ

What is the difference between investing in Legion M, and investing in this film?

When you invest in this offering, you are investing in a MOVIE. Your return (if any) is subject to the risks and economics of just this single project.

When you invest in Legion M you are buying stock in a COMPANY. It's like investing in Walt Disney Studios, as opposed to investing in the movie *Snow White*. Your return (if any) is tied to the long term success of the company and our ability to achieve an IPO or some other exit.

My Dead Friend Zoe is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.